M. ALI PANJWANI
Partner

DIRECT TEL:  212-326-0820
DIRECT FAX:  212-798-6319
ali.panjwani@pryorcashman.com

August 19, 2013

Via Edgar

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Ms. Mara L. Ransom Assistant Director

Re:           Intercloud Systems, Inc. (Formerly Genesis Group Holdings, Inc.)
Amendment No. 5 to Registration Statement on Form S-1
Filed August 5, 2013
File No. 333-185293
Form 10-K for Fiscal Year Ended December 31, 2012
Filed April 1, 2013
File No. 0-32037

Dear Ms. Ransom:

On behalf of InterCloud Systems, Inc. (formerly known as Genesis Group Holdings, Inc.) (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated August 13, 2013 (the “Comment Letter”) relating to Amendment No. 5 to the Registration Statement on Form S-1 (the “Registration Statement”) submitted by the Company on August 5, 2013. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter.  To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.  Capitalized terms used and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Amendment No. 5 to Registration Statement on Form S-1

Securities and Exchange Commission
August 19, 2013

General

1.
In your letter to us dated May 21, 2013 in response to our comment 50 you advised us that you would file as exhibits the form of warrant and warrant agreement associated with the warrants to be issued to the underwriter.  We note that you have not filed these exhibits; please file these exhibits.

Response:

The Company respectfully submits that the form of warrant and form of warrant agreement are one and the same document, which has been filed as an exhibit to the Registration Statement as Exhibit A to the form of Underwriting Agreement, which was filed as Exhibit 1.1 to the Registration Statement as part of Amendment No. 5.  The Company will revise the Exhibit Index in the Registration Statement to include as a new Exhibit 4.3 the form of warrant agreement, and indicate that it may be found as an exhibit to the form of underwriting agreement.

2.
We note your disclosure on the prospectus cover page and throughout the prospectus that you are offering $20,000,000 of shares of your common stock, as well as disclosure on the back page of the prospectus that you are offering $2,000,000 of shares of your common stock, and disclosure elsewhere in the prospectus that you are offering 2,000,000 shares of your common stock.  Please revise your entire prospectus to consistently disclose the number of shares of common stock you are offering (as opposed to the dollar value of shares you are offering).  Please also revise the prospectus cover page to state the number of shares of common stock underlying the warrant to be offered to the underwriter.

Response:

While for purposes of the initial preliminary prospectus to be circulated to investors the Company is reflecting a dollar value of shares it is offering, the Company undertakes to file a pre-effective amendment to the Registration Statement to disclose the number of shares of common stock it is offering and the number of shares of common stock underlying the warrant to be offered to the underwriter. The Company has revised the back cover of the Prospectus so that it is consistent with the front cover and reflects an offering of $20,000,000 of shares of common stock.

We supplementally advise the Staff that it was the intention of the Company to disclose in Amendment No. 6 to the Registration Statement in all places in the prospectus at which it indicates that the Company is offering 2,000,000 shares of common stock that such number assumes an offering price per share in this offering of $10.00, which is the midpoint of the range set forth on the cover page of the prospectus.

Securities and Exchange Commission
August 19, 2013

Prospectus Summary, page 2

Recent Developments, page 5

3.
We understand that you intend to update the financial statements and other financial information included in the filing in accordance with Rule 8-08 of Regulation S-X.  As such, please remove the preliminary financial data for the three and six months ended June 30, 2013.

Response:

The Company has updated the Registration Statement to include financial data for the Company for the six months ended June 30, 2013, and as such has removed the preliminary financial data for the three and six months ended June 30, 2013 contained under the caption “Prospectus Summary – Recent Developments.”

Dilution, page 37

4.
Please revise to exclude goodwill, intangible assets and deferred debt costs from your computations of net tangible book value and net tangible book value per share as of March 31, 2013 and upon completion of the offering.

Response:

The Company has revised the Prospectus under the caption “Dilution” to exclude goodwill, intangible assets and deferred debt costs from its computations of net tangible book value and net tangible book value per share as of June 30, 2013 and upon completion of the offering.

Securities and Exchange Commission
August 19, 2013

Unaudited Pro Forma Combined Condensed Financial Information, page 41

5.
Please tell us in detail your basis for: 1) giving pro forma effect to a “subsequent offering” that you hope to make in the fourth quarter of 2012; and 2) continuing to include the pro forma effects of the Telco acquisition despite the reduction in size of this offering, which will not allow you to fund the purchase price of the Telco acquisition with proceeds of the offering.  Please note that events or transactions should be given pro forma effect only to the extent the event or transaction has already occurred or is deemed probable of occurrence.  We do not see how you could deem a successful subsequent offering to be probable of occurrence since it would be outside of your control.  We also do not see how you could deem the acquisition of Telco to be probable to the extent the acquisition is contingent on such successful equity offering and/or the successful consummation of a sizeable debt offering, which again would be outside of your control. If you conclude that the pro forma effects of the subsequent offering and the acquisition of Telco should be removed from the pro forma presentation due to the inability to deem these events as probable at this time please (i) revise your disclosures regarding the acquisition of Telco throughout the prospectus as appropriate, (ii) remove the separate financial statements of Telco provided pursuant to Rule 8-04 of Regulation S-X from the filing, and (iii) amend Form 8-K filed August 7, 2013 to revise the pro forma financial information giving effect to the Telco acquisition.

Response:

The Company has entered into a definitive Asset Purchase Agreement for the purchase of Telco and expects to close such acquisition in the fourth quarter of 2013.  However, as per the Staff’s comment, given that the successful completion of either a subsequent equity and/or debt offering which would yield the proceeds necessary to close on such acquisition is outside of the Company’s control, the Company has removed Telco from the pro forma presentation due to the inability to deem these events as probable at this time, has made appropriate disclosures regarding the acquisition of Telco throughout the prospectus as appropriate, has removed the separate financial statements of Telco provided pursuant to Rule 8-04 of Regulation S-X from the filing, and plans to amend its current Report on Form 8-K, filed on August 7, 2013, to revise the pro forma financial information giving effect to the Telco acquisition.

6.
Please revise the headnote to the pro forma financial statements to clearly identify each event or transaction given pro forma effect, such as the proceeds of the current offering and the conversion of certain series of preferred stock into common stock.  Please make similar revisions to the headnotes to Summary Pro Forma Combined Condensed Financial Data on page 12.

Response:

The Company has revised the Prospectus under the caption “Prospectus Summary – Summary Pro Forma Combined Condensed Financial Data” and under the caption “Unaudited Pro Forma Combined Condensed Financial Information” to revise the headnotes to the respective pro forma financial statements in such sections to clearly identify each event or transaction given pro forma effect.

Securities and Exchange Commission
August 19, 2013

Underwriting, page 115

7.	Please ensure that you complete the blanks contained in this section of the prospectus, or tell us why it is appropriate that you leave them blank.

Response:

The Company has revised the Prospectus under the caption “Underwriting” to include certain information with respect to the offering, and will complete the balance of the information in such section pursuant to Rule 430A.

Financial Statements, page 125

Note 4. Acquisitions and Deconsolidation of Subsidiary, page F-25

Acquisition of TNS, Inc., page F-26

8.
We reviewed the revisions to your disclosures under this heading and on page F-30 in response to our verbal comments issued on August 2, 2013.  Please further revise your disclosures to clarify, if true: 1) the contingent consideration for TNS is a fixed monetary amount based on the earnings of TNS during the earn-out period that the Company must settle with a variable number of Series F preferred shares, and accordingly, the obligation is accounted for a liability; 2) the contingent consideration of $557,933 recognized is an estimate of the fair value of the contingent consideration to be paid; and 3) the estimate of the fair value of the contingent consideration will be subsequently adjusted based on revised estimates of, and then ultimately the actual EBITDA of TNS for each of the three years following the acquisition.  If this understanding of the facts is incorrect, please correct our understanding and tell us the basis in GAAP for your accounting and financial statement presentation considering the corrected fact pattern.

Response:

The Company has revised the Registration Statement in Note 4 to the Financial Statements to clarify that: 1) the contingent consideration for TNS is a fixed monetary amount based on the earnings of TNS during the earn-out period that the Company must settle with a variable number of Series F preferred shares, and accordingly, the obligation is accounted for as a liability; 2) the contingent consideration of $557,933 recognized is an estimate of the fair value of the contingent consideration to be paid; and 3) the estimate of the fair value of the contingent consideration will be subsequently adjusted based on revised estimates of, and then ultimately the actual EBITDA of, TNS for each of the three years following the acquisition.

Securities and Exchange Commission
August 19, 2013

Exhibit 5.1

9.
If necessary, please revise the opinion based on the changes that you make to the prospectus in response to comment 2 above.  In addition, please revise the second sentence of the opinion to clarify, if true, that the 300,000 shares of common stock subject to the over-allotment option are in addition to the 2,000,000 shares of common stock otherwise being offered by the registration statement.  We also note that the registration statement covers a warrant to be issued to the underwriter and the shares of common stock underlying such warrant; please revise the opinion so that it covers all such securities.

Response:

The opinion included as Exhibit 5.1 to the Registration Statement has been revised to: 1) clarify that the 300,000 shares of common stock subject to the over-allotment option are in addition to the 2,000,000 shares of common stock otherwise being offered by the registration statement and 2) cover the warrant to be issued to the underwriter and the shares of common stock underlying such warrant.

Exhibit 23.2

10.	Please have your independent registered public accounting firm revise its consent to refer to the dual dating of the audit report provided on page F-1.

Response:

The Company’s independent registered public accounting firm, BDO USA, LLP, has revised its consent to refer to the dual dating of its audit report provided on page F-1 of the Registration Statement.

Form 10-K for Fiscal Year Ended December 31, 2012

11.	Please amend the filing consistent with your stated intent to do so in your letter dated May 21, 2013.

Response:

The Company undertakes to file an amendment to its Annual Report on Form 10-K incorporating all of the revised disclosure in response to the Staff’s comments when the Staff concludes its review of the Registration Statement.

* * *

Securities and Exchange Commission
August 19, 2013

If you have any questions with respect to the foregoing, please contact me at (212) 326-0820.

Very truly yours,

/s/ M. Ali Panjwani
M. Ali Panjwani

cc: Mr. Mark Munro